

May 13, 2013

Via Email
Darin Janecek
Vice President of Finance and Chief Financial Officer
ARI Network Services, Inc.
10850 West Park Place, Suite 1200
Milwaukee, Wisconsin 53224

> **Re:** **ARI Network Services, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 24, 2013**
> **Amendment No. 1 Registration Statement on Form S-1**
> **Filed April 30, 2013**
> **File No. 333-184026**

Dear Mr. Janecek:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Selling Security Holders, page 10</u>

1. Describe the nature of any material arrangements, agreements, and relationships between the company and the selling shareholders whether ongoing or that were effected during the past three years. For example, provide a description of the securities purchase agreement as well as the warrants that were issued in the March 12, 2013 unregistered offering. Identify the selling shareholders who relied on the extinguishment of indebtedness as payment for portions of the purchase price, and disclose the amounts so provided by each applicable selling shareholder, and concisely describe the events that generated the indebtedness, as applicable.

2. With respect to the shares to be offered by legal entities, please disclose the names of the persons who have sole or shared voting or investment power over each such entity. See Regulation S-K Compliance and Disclosure Interpretations Question 140.02 available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

3. Please state whether any of the selling shareholders, including Ascendiant Capital Partners, LLC, are broker-dealers or affiliates or a broker-dealer. With respect to affiliates of broker-dealers, please clarify whether at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

<u>Undertakings, page 17</u>

4. Please provide all appropriate undertakings required by Item 512 of Regulation S-K that apply to your offering. In this regard, we note that you have not included the undertakings in Item 512(a)(2) and (2)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Darin Janecek
ARI Network Services, Inc.
May 13, 2013
Page 3

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jan Woo, Attorney-Advisor, at (202) 551-3453 if you have any questions. If you need further assistance, please contact me at (202) 551-3462 or Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via Email</u>
        C.J. Wauters
        C.J. Wauters, Godfrey & Kahn, S.C.